

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2018

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
3171 US Highway 9 North, Suite 324
Old Bridge, NJ 08857

> **Re: Dominion Minerals Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed July 28, 2017**
> **File No. 000-52696**

Dear Mr. Roca:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining